EASTERN MANAGEMENT CORP.
                                 c/o Suite 1000
                              409 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T2
                            Telephone: (604)681-9588
                            Facsimile: (604)688-4933




                                                              September 14, 2001


VIA FACSIMILE/EDGAR/MAIL:  (202)942-9516
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U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. David Link, Mail Stop 0304
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- and -

Attention:  Mr. John D. Reynolds, Assistant
            Director, Office of Small Business, Mail Stop 0304
            --------------------------------------------------

Gentlemen:

                  Re:  Eastern Management Corp.
                       - Request for Withdrawal of Form SB2 Registration
                         Statement (File No. 333-38788)

                       - Amendment No. 2 - Filed July 25, 2001
                       ---------------------------------------------------------


                  On behalf of Eastern Management Corp. (the "Company"), I hereby withdraw the Company's Form SB2 registration Statement (file no. 333-38788) as we feel it is impractical to proceed with an SB2 offering as a blank check company due to current lack of interest in the market place.

                  Please contact Gerald R. Tuskey, Esq. At (604)681-9588 or fax him at (604)688-4933 with any questions or comments you may have. Thank you for your assistance.

                                                 Yours truly,

                                                 EASTERN MANAGEMENT CORP.


                                                 Per:     /s/Jason John
                                                          Jason John,
                                                          President and Director